

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Mark Manheimer
President and Chief Executive Officer
NetSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

> **Re: NetSTREIT Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted June 23, 2020**
> **CIK No. 0001798100**

Dear Mr. Manheimer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted June 23, 2020

Diversification by Industry, Tenant and Geography with Concentration in Necessity, Discount and/or Service Industries, page 8

1. We note that you include casual dining and automotive services in your calculation of defensive/necessity-based renters. Please explain how management takes into consideration the impact that Covid-19 has had on these types of entities when including them as part of your defensive/necessity-based portfolio.

Risk Factors
The current pandemic of Covid-19 . . . , page 29

2.   We note your response to comment 6. Please revise your disclosure to clarify whether the rent deferrals and rent abatements you have provided are focused in a particular industry to which you rent.

Non-GAAP Measures, page 87

3.   Please describe the types and amounts of costs included in your public company readiness costs adjustment and disclose this information within your amended filing.

Our Real Estate Portfolio, page 101

4.   We note your response to comment 4 and the revisions made on page v. Please revise the chart on pages 104 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.

    You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christina Roupas, Esq.